October 29, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549
Mail Stop 6010

RE:	PLX Technology, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended March 31, 2008
File No. 000-25699

Dear Mr. Vaughn:

We, PLX Technology, Inc. (the “Company” or “PLX”), hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of October 15, 2008.  For the convenience of the Staff, we have set forth the Staff’s comments in italicized type below.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 34

Management’s Report on Internal Control over Financial Reporting, page 34

1.	Please revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Response: As requested by the Staff, in future Form 10-K filings, we will revise, if true, the disclosure to include the following:

Our independent registered public accounting firm, BDO Seidman, LLP, which audited the financial statements in this Annual Report on Form 10-K, independently assessed the effectiveness of the company’s internal control over financial reporting. BDO Seidman, LLP has issued an attestation report concurring with management’s assessment, included in Part II, “Item 8. Financial Statements and Supplementary Data” of this report.

Item 15. Exhibits and Financial Statement Schedules, page 36

Consolidated Statement of Cash Flows, page 43

2.
We note that the effect of exchange rates on cash of approximately $42,000, $33,000, and $19,000 for 2007, 2006, and 2005, respectively, approximates foreign currency translation amounts presented within your consolidated statements of stockholders’ equity.  Please confirm that you prepared the statement of cash flows using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95.  Revise as necessary in future filings.

Response: Historically, we have prepared the statement of cash flow using the exchange rate as of the end of the period which approximates using the rates in effect when the cash flows occurred.  We have taken this position for two reasons:
a.	our subsidiary activity is immaterial to the financial statements; and
b.
our routine quarterly analysis used to assess the significance of using a period end exchange rate versus an exchange rate at the time of the cash flows (or a weighted average) demonstrates that the difference to the cash flow presentation is immaterial.

If conditions change, such that the subsidiary activity is no longer immaterial or the exchange rate at the end of the period no longer approximates using rates in effect when the cash flows occurred, we will modify the method used to prepare the statement of cash flows.

Note 1.  Organization and summary of Significant Accounting Policies, page 44

Revenue recognition, page 46

3.
We note from page 27 that in fiscal 2007 that you terminated your distributor arrangement with Metatech, historically your largest distributor, and transitioned to Excelpoint Systems.  Please tell us and revise your future filings to describe the significant terms of arrangement with Excelpoint.  Discuss if the change had any impact upon your revenue recognition policy.

Response: The significant terms of our arrangement with Excelpoint are substantially similar to our prior arrangement with Metatech.  Excelpoint is and Metatech was a stocking representative that could purchase PLX product and resell it or earn a commission on sales directly made by PLX to customers in its territory.  Historically, commissions under this arrangement have never been material.  Excelpoint is granted standard payment terms (between 30 and 45 days) without any price concessions or right of return.  Excelpoint is covered under a standard warranty program which we offer to all of our customers.  Revenue is recognized when the product is shipped to Excelpoint, as was the case with Metatech, and the change to Excelpoint did not change our revenue recognition policy for the relevant sales.

As requested by the Staff, in future filings, we will describe the then applicable significant terms of arrangement with Excelpoint.

4.
We note from page 60 that you provide a roll-forward analysis of your ship and debit reserves and that you recognized $2.1 million and $1.0 million as “additions charges to other accounts” during fiscal 2007 and 2006, respectively, as it relates to this reserve.  Please tell us and revise your future filings to describe the “other accounts.”  Refer to Rule 12-09 of Regulation S-X.

Response: The $2.1 million and $1.0 million under “other accounts” in our roll-forward analysis, relate to reductions in revenue recorded for ship and debits throughout the year for a single distributor who has price protection.  As requested by the Staff, in future filings, we will so describe the “other accounts”.

Note 2. Share-based Compensation, page 48

5.
We note that you calculate expected volatility utilized within the Black-Scholes model by blending the historical volatility with market-based volatility.  Please revise your future filings to include a discussion of the basis of your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation.  Please also summarize your evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1.  Refer to Question 5 of SAB Topic 14.D.1.

Response: As requested by the Staff, in future filings, we will revise the disclosure to the following:

Expected Volatility. The Company calculates its expected volatility assumption required in the Black-Scholes model by blending the historical and implied volatility.  The historical volatility is based on the weekly closing prices of our common stock over a period equal to the expected term of the option.  Market based implied volatility is based on utilizing market data of actively traded options on our stock, from options at- or near-the-money traded options, at a point in time as close to the grant of the employee options as reasonably practical and with similar terms to the employee share option, or a remaining maturity of at least 6 months if no similar terms are available.  The historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility.  In addition, implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility.  The Company does not believe that one estimate is more reliable than the other so the Company uses a 50/50 blend of historical volatility and market-based volatility.

Historically, there has been no consideration of future events or exclusions of periods of historical data because they have not been applicable.

Note 4. Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments, page 52

6.
We note that a significant amount of your available-for-sale investments are in “government” debt securities.  As applicable, please revise future filings to separately present amounts held in debt securities issues by the U.S. Government, state governments and foreign governments.  To the extent that your government debt securities are concentrated in one of the above categories, please revise future filings to disclose that fact.  Refer to paragraph 19(b)-(d) of SFAS 115.

Response: As of December 31, 2007, all the government debt securities held by us were U.S. Treasury and other U.S. government corporations and agencies.  As requested by the Staff, in future filings, we will clarify the headings in our Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments schedule to indicate in which category, per paragraph 19(b)-(d) for SFAS 115, the debt securities are held.

Form 10-Q for the Quarterly Period ended June 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

7.
We note that you present a cash outflow for “repurchase of common stock.”  Please revise future filings to present this as a financing cash outflow in accordance with paragraph 20(a) of SFAS 95, or otherwise tell us why you believe presentation of this item as an investing cash outflow complies with SFAS 95.

Response: As requested by the Staff, in future filings, we will revise the Condensed Consolidated Statement of Cash Flows (effective as of our Form 10-Q for the quarterly period ended September 30, 2008) to present cash outflow for repurchase of common stock as financing cash outflow.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions.  My telephone number is 408-328-3555.

Sincerely,

/s/ Arthur O. Whipple
Arthur O. Whipple
Chief Financial Officer PLX Technology, Inc.